Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

June 22, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Circular re Proposed Disposal by way of an IPO of MF Global Ltd. and Notice of EGM

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection, during normal business hours on any weekday (public holidays excepted), at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone number 020 7066 1000

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	
Lachlan Johnston	

Man Group plc announces that an updated registration statement on the Form F-1 relating to the proposed initial public offering of MF Global Ltd. has today been filed with the United States Securities and Exchange Commission. The indicative initial public offering price is between US$36 and US$39 per MF Global share. This level implies an indicative gross equity value for MF Global Ltd. of between US$4.6 billion and US$5.0 billion.

A circular is being sent to Man Group plc shareholders to seek their approval to dispose of a majority interest and up to 100 percent of its shares in MF Global Ltd.

This notice does not constitute an offer of any securities for sale.

Enquiries

Enquiries
Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin 020 7653 6620
Paul Downes
Lachlan Johnston

END